UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 12, 2017: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2017.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the two next succeeding paragraphs and (ii) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2017

Maroussi, Athens, Greece – May 12, 2017 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2017.

First Quarter 2017 Highlights:

•

Total net revenues of $8.3 million. Net loss of $2.2 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $2.6 million or $0.24 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.1 million or $0.29 loss per share basic and diluted.

•

Adjusted EBITDA1 was $0.2 million.

•

An average of 13.38 vessels were owned and operated during the first quarter of 2017 earning an average time charter equivalent rate of $7,313 per day.

•

The Company declared its thirteenth dividend of $0.4 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

The Company also announced yesterday the resignation of Mr. George Skarvelis as director of the Company for personal reasons.  Mr. Skarvelis served as a director since 2005 and the Company would like to thank him for his contributions during his tenure.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The beginning of 2017 found both the drybulk and containership markets recovering from the historical low levels observed during 2016.  The drybulk market improved rapidly during the last two months of 2016 and throughout the first quarter, although it has recently lost some of the gains achieved. The containership market improved more gradually starting in February 2017, and has maintained its level, still low compared to historical standards, despite a slowdown in chartering activity lately. The reduced levels of orderbook for both sectors as compared to the recent past as well as the strengthening of world economic growth are giving us hope that the rebound will continue even at a modest pace.

“Our fleet should be able to take full advantage of such a rebound as during the last quarter of 2016 and the first quarter of 2017 we have generally been employing our vessels in short term charters and have further renewed our drybulk fleet, which now includes two newbuild vessels and four well-maintained Japanese built secondhand ones. In addition to the improving market prospects, our strengthened balance sheet, as a result of raising funds via both private placements and our at-the-market offering, has given us the confidence to continue the construction of our second Kamsarmax vessel due to be delivered by June 2018 as we announced last month.

——————————————

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

“We continue looking for opportunities to expand our fleet with well-priced well-maintained vessels. We believe that a company like Euroseas with access to the public markets and a cost-effective operating platform provides an ideal “home” for other small or large private fleets to pursue capital raising options and offer their shareholders additional exit options. We completed such a transaction in which we acquired a vessel for shares at the end of 2016 and we continue exploring similar opportunities as we believe our shareholders will be able to achieve significant value gains.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2017 reflect the improved rates most of our vessels earned as a result of the recovering state of the drybulk and container markets. Comparing our results for the first quarter of 2017 with the same period of 2016, our net revenues increased by about $1.7 million but we incurred $0.8 million higher voyage expenses. Operating expenses, including management fees and general and administrative expenses increased by approximately $0.5 million as compared to the first quarter of 2016. This was mainly due to the operation of 13.38 vessels during the first quarter of 2017 versus 11.54 vessels during the same period of last year; on a per-vessel-per-day basis, operating expenses, including management fees and general and administrative expenses declined by 7.4% during the first quarter of 2017 as compared to the same period in 2016. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2017 was $0.2 million versus $(0.1) million in the first quarter of last year. Finally, as of March 31, 2017, our outstanding debt (excluding the unamortized loan fees) is about $60.3 million versus restricted and unrestricted cash of about $18.4 million. “

First Quarter 2017 Results:

For the first quarter of 2017, the Company reported total net revenues of $8.3 million representing a 26.6% increase over total net revenues of $6.5 million during the first quarter of 2016. The Company reported a net loss for the period of $2.2 million and a net loss attributable to common shareholders of $2.6 million, as compared to a net loss of $2.8 million and a net loss attributable to common shareholders of $3.3 million respectively for the first quarter of 2016. The results for the first quarter of 2017 include a $0.5 million of gain on sale of vessel. Depreciation expense for the first quarter of 2017 amounts to $2.1 million remaining unchanged compared to the same period of 2016. On average, 13.38 vessels were owned and operated during the first quarter of 2017 earning an average time charter equivalent rate of $7,313 per day compared to 11.54 vessels in the same period of 2016 earning on average $6,565 per day.

Adjusted EBITDA for the first quarter of 2017 was $0.2 million up from $(0.1) million achieved during the first quarter of 2016. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2017 was $0.24, calculated on 10,999,554 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.40 for the first quarter of 2016, calculated on 8,104,860 weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the gain on sale of vessel, the unrealized gain on derivatives and the realized loss on derivatives the adjusted loss per share for the quarter ended March 31, 2017 would have been $0.29 per share basic and diluted, compared to the loss, for the quarter ended March 31, 2016 of $0.38 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile including newbuild and secondhand vessels we agreed to construct or acquire is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC 'till Jan-2020 + 1 year in Charterers’ Option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC ‘til Jan-18	104% average BPI(***) 4 TC
PANTELIS	Panamax	74,020		2000	TC ‘til Jun-17	$8,850
TASOS	Panamax	75,100		2000	Open / ballasting
ALEXANDROS P.	Ultramax	63,500		2017	TC ‘til Aug-17	114% of Supra index
MONICA P	Handymax	46,667		1998	TC ‘til Jun-17	$11,250
Vessel under construction (**)
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Total Dry Bulk Vessels	7	499,753
Container Carriers
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Jan-18	$11,000
AGGELIKI P	Feeder	30,360	2,008	1998	TC 'till Aug-17	$6,000
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Jul-17	$6,450
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Sep-17	$6,000
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Jul-17	$6,500
NINOS	Feeder	18,253	1,169	1990	TC 'til Oct-17	$7,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Oct-17	$7,500
Total Container Carriers	7	162,672	11,525
Fleet Grand Total	14	662,425	11,525

 Note: (*) Represents the earliest redelivery date

(**) Vessel is to be delivered in the second quarter of 2018 (Kamsarmax).

(***) BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

Summary Fleet Data:

	Three Months, Ended March 31, 2016	Three Months, Ended March 31, 2017
FLEET DATA
Average number of vessels (1)	11.54	13.38
Calendar days for fleet (2)	1,050.0	1,204.0
Scheduled off-hire days incl. laid-up (3)	-	72
Available days for fleet (4) = (2) - (3)	1,050.0	1,132.0
Commercial off-hire days (5)	66.2	84.6
Operational off-hire days (6)	-	19.6
Voyage days for fleet (7) = (4) - (5) - (6)	983.8	1,027.8
Fleet utilization (8) = (7) / (4)	93.7%	90.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	93.7%	92.5%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	98.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	6,565	7,313
Vessel operating expenses excl. drydocking expenses (12)	5,228	4,849
General and administrative expenses (13)	902	826
Total vessel operating expenses (14)	6,130	5,675
Drydocking expenses (15)	-	61

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Friday, May 12, 2017 at 11:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Friday, May 19, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2017 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2016	2017

Revenues
Voyage revenue	6,856,062	8,734,871
Related party revenue	60,000	60,000
Commissions	(368,211)	(502,645)
Net revenues	6,547,851	8,292,226

Operating expenses
Voyage expenses	397,565	1,218,923
Vessel operating expenses	4,694,690	4,978,884
Drydocking expenses	-	72,902
Depreciation	2,134,474	2,117,645
Management fees	794,196	859,594
Gain on sale of vessel	-	(516,561)
Other general and administrative expenses	947,176	994,016
Total operating expenses	8,968,101	9,725,403

Operating loss	(2,420,250)	(1,433,177)

Other income/(expenses)
Interest and finance cost	(375,156)	(763,522)
(Loss) / gain on derivatives, net	(199,644)	4,741
Other investment income	341,571	-
Foreign exchange gain / (loss)	(6,785)	(4,564)
Interest income	5,035	6,692
Other expenses, net	(234,979)	(756,653)
Equity loss in joint venture	(185,714)	-

Net loss	(2,840,943)	(2,189,830)
Dividend Series B Preferred shares	(421,084)	(437,732)
Net loss available to common shareholders	(3,262,027)	(2,627,562)
Loss per share, basic & diluted	(0.40)	(0.24)
Weighted average number of shares, basic & diluted	8,104,860	10,999,554

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2016	March 31, 2017

ASSETS
Current Assets:
Cash and cash equivalents	3,208,092	10,837,598
Trade accounts receivable	1,432,114	1,142,156
Other receivables, net	870,415	1,314,176
Inventories	1,291,279	1,045,563
Due from related party	-	7,316
Restricted cash Prepaid expenses Vessel held for sale Total current assets	655,739 172,398 2,814,046 10,444,083	937,958 375,353 - 15,660,120
Fixed assets:
Vessels, net	105,584,633	123,883,084
Advances for vessels under construction and vessel acquisition deposits	17,753,737	9,609
Long-term assets:
Restricted cash	5,484,268	6,634,267
Deferred charges	426,783	-
Other investment	4,000,000	4,000,000
Total long-term assets	133,249,421	134,526,960
Total assets	143,693,504	150,187,080

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	5,549,218	11,221,820
Loan from related party	2,000,000	-
Trade accounts payable	1,864,263	2,100,581
Accrued expenses	1,312,293	1,596,021
Deferred revenue	437,322	569,422
Due to related company	11,539	-
Total current liabilities	11,174,635	15,487,844

Long-term liabilities:
Long term debt, net of current portion	44,366,976	48,252,289
Derivatives	240,181	235,109
Total long-term liabilities	44,607,157	48,487,398
Total liabilities	55,781,792	63,975,242

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 35,505 and 35,943 issued and outstanding, respectively)	33,804,948	34,242,680
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 10,876,112 and 11,177,892, respectively, issued and outstanding)	326,283	335,343
Additional paid-in capital	283,757,739	284,238,635
Accumulated deficit	(229,977,258)	(232,604,820)
Total shareholders’ equity	54,106,764	51,969,158
Total liabilities, mezzanine equity and shareholders’ equity	143,693,504	150,187,080

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2016	2017

Cash flows from operating activities:
Net loss	(2,840,943)	(2,189,830)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	2,134,474	2,117,645
Amortization of deferred charges	94,441	72,024
Loss in investment in joint venture	185,714	-
Share-based compensation	68,417	40,461
Other income accrued	(341,571)	-
Gain on sale of vessel	-	(516,561)
Unrealized loss / (gain) on derivatives	129,661	(5,072)
Changes in operating assets and liabilities	943,895	567,577
Net cash provided by operating activities	374,088	86,244

Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisition	(22,425,803)	(4,478,371)
Proceeds from sale of vessels	1,549,603	5,137,010
Net cash used in investing activities	(20,876,200)	658,639

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	-	549,495
Loan arrangement fees paid	(507,276)	(42,125)
Proceeds from long-term debt	28,300,000	10,862,500
Repayment of long-term debt	(13,852,125)	(927,000)
Offering expenses paid	-	(126,029)
Repayment of related party loan	-	(2,000,000)
Net cash provided by financing activities	13,940,599	8,316,841

Net (decrease) / increase in cash, cash equivalents, and restricted cash	(6,561,513)	9,061,724
Cash, cash equivalents, and restricted cash at beginning of period	19,182,379	9,348,099
Cash, cash equivalents, and restricted cash at end of period	12,620,866	18,409,823
Cash breakdown
Cash and cash equivalents	3,057,533	10,837,598
Restricted cash, current	3,713,333	937,958
Restricted cash, long term	5,850,000	6,634,267
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	12,620,866	18,409,823

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net loss	(2,840,943)	(2,189,830)
Interest and finance costs, net (incl. interest income)	370,121	756,830
Depreciation	2,134,474	2,117,645
Gain on sale of vessel	-	(516,561)
Unrealized & realized loss / (gain) on derivatives, net	199,644	(4,741)
Adjusted EBITDA	(136,704)	163,343

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net cash flow provided by operating activities	374,088	86,244
Changes in operating assets / liabilities	(943,895)	(567,577)
Realized loss on derivatives	69,983	331
Equity loss in joint venture and Other investment income, net	155,857	-
Share-based compensation	(68,417)	(40,461)
Interest, net	275,680	684,806
Adjusted EBITDA	(136,704)	163,343

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net loss	(2,840,943)	(2,189,830)
Unrealized loss / (gain) on derivatives	129,661	(5,072)
Realized loss on derivatives	69,983	331
Gain on sale of vessel	-	(516,561)
Adjusted net loss	(2,641,299)	(2,711,132)
Preferred dividends	(421,084)	(437,732)
Adjusted net loss available to common shareholders	(3,062,383)	(3,148,864)
Adjusted net loss per share, basic & diluted	(0.38)	(0.29)
Weighted average number of shares, basic & diluted	8,104,860	10,999,554

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives and gain on sale of vessel, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA .

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 13 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Kamsarmax drybulk carrier, 1 Ultramax drybulk carrier and 7 Feeder containerships. Euroseas 6 drybulk carriers have a total cargo capacity of 417,753 dwt, its 7 containerships have a cargo capacity of 11,525 teu. The Company has also signed a contract for the construction of one extra Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building vessel, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 12, 2017	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer